SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 11, 2013

Via EDGAR and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Aviv REIT, Inc. Registration Statement on Form S-11 (Registration No. 333-185532)

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated March 5, 2013 (the “Comment Letter”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-11, Registration No. 333-185532, filed on February 26, 2013 (the “Registration Statement”) and relating to the Company’s registration of shares of its common stock, par value $0.01 per share. Concurrently herewith, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions described herein. For your convenience, three (3) courtesy copies of this letter and Amendment No. 3, which have been marked to show the changes from the Registration Statement as filed on February 26, 2013, are also being delivered to Ms. Kristina Aberg.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on February 26, 2013; page numbers and other similar references used in the Company’s responses refer to Amendment No. 3 unless otherwise noted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Summary of Significant Accounting Policies, page 59

Fair Value of Financial Instruments, page 61

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

March 11, 2013

Staff comment No. 1:

Please ensure all information within your prospectus is updated as of and for the period ended December 31, 2012. Specifically, we note the carrying amounts for outstanding secured loan receivables do not reflect the balances as of the most recent balance sheet date.

Response:

The Company has updated the carrying value for outstanding secured loan receivables on page 61 to reflect information as of December 31, 2012.

Description of Capital Stock, Page 111

Staff comment No. 2:

We note that you plan on amending your charter to provide for an anticipated stock split. Please tell us when you anticipate the stock split will be effective. Further, please confirm that you will retroactively restate your financial statements to reflect the stock split when effective and provide the requisite disclosures pursuant to SAB Topic 4C and ASC 260-10-55-12.

Response:

As noted in Amendment No. 3, the stock split became effective on March 8, 2013. The Company has retroactively restated its financial statements included in Amendment No. 3 to reflect the stock split and to provide the requisite disclosures pursuant to SAB Topic 4C and ASC 260-10-55-12.

Aviv REIT, Inc. and Subsidiaries, page F-2

Schedule II – Valuation and Qualifying Accounts, page F-38

Staff comment No. 3:

Please reconcile for us the $942,495 in loan write offs from page F-21 and the $8,390,603 in deductions and write-offs on page F-38. Additionally, please disclose the nature of this difference in your filing.

Response:

The table on pages F-21 and F-67 reflect loan write-offs of $942,495 for the year ended December 31, 2012 that were not previously reserved for as part of the Company’s reserve analysis in 2012 or 2011 and which were directly written-off during 2012 as part of the Company’s reserve analysis during the year ended December 31, 2012. The following explanatory disclosure has been added to page F-38 and conforming changes have been made to page F-91:

Securities and Exchange Commission

March 11, 2013

“Loan deductions and write-offs of $8,390,603 include amounts previously reserved for during the Company’s reserve analysis for the years ended December 31, 2012, 2011 and 2010. Such amount represents $7,448,108 of 2012 activity, as well as $942,495 of 2012 activity that was not previously reserved for and thus was directly written-off during the year ended December 31, 2012 at the time the amounts were deemed uncollectible.”

Additionally, the Company has added “, net” to the introduction of the tables on pages F-21 and F-67 to allow for the reader to understand that the $8,390,603 shown on pages F-38 and F-91 will not agree to these tables as the $8,390,603 represents amounts that were reserved for during the years ended December 31, 2012, 2011, and 2010 and subsequently during the year ended December 31, 2012 it was determined that these secured loan receivables were no longer considered collectible and the result was a reduction of both the gross secured loan receivable and the related reserve for uncollectible secured loans.

* * * * *

If you wish to discuss Amendment No. 3 to the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Sincerely,

/s/ Robert L. Verigan
Robert L. Verigan

Enclosures

cc:	Craig M. Bernfield, Aviv REIT, Inc.
William J. Whelan III, Cravath, Swaine & Moore LLP